Hester Total Return Fund

RESULTS OF THE SPECIAL MEETING

A special meeting of the shareholders of the Hester Total Return Fund, a series of shares of beneficial interest of Professionally Managed Portfolios, was held on June 6, 2003 for shareholders of record as of April 30, 2003. The shareholders of the Fund voted on whether to approve a new investment advisory agreement with Hester Capital Management, LLC. The results of the vote at the shareholder meeting held June 6, 2003 were as follows:

1. To approve the proposed investment advisory agreement with Hester Capital Management, LLC:

              For              Against           Withheld
              ---              -------           --------
             195,942           36,550             6,060